Exhibit 99.1

FOURTH MODIFICATION AGREEMENT

THIS FOURTH MODIFICATION AGREEMENT (this “Fourth Modification Agreement”) is made and entered into effective as of May 21, 2025 (the “Effective Date”), by and between VCI GLOBAL LIMITED, a British Virgin Islands corporation (“Company”), and ALUMNI CAPITAL LP, a Delaware limited partnership (“Investor”).

Recitals

A. Company and Investor are parties to a Purchase Agreement dated as of August 1, 2024, a Purchase Warrant Agreement dated as of August 1, 2024, a Purchase Agreement Modification Agreement dated as of September 27, 2024, an Amended Modification Agreement dated as of January 13, 2025, and a Modification Agreement dated as of April 1, 2025 (collectively the “Agreements”).

B. Pursuant to the Agreements, the Company and Investor entered into agreement whereby the Investor shall purchase up to One Hundred Thirty Five Million Dollars ($135,000,000) of the Company’s Ordinary Shares from time to time, subject to the terms and conditions in the agreements, with the Commitment Period beginning on the Execution Date of August 1, 2024 and ending on December 31, 2025.

C. Company and Investor have agreed to modify the Agreements in accordance with the terms and conditions set forth in this Fourth Modification Agreement.

Fourth Modification Agreement

In consideration of the mutual covenants and agreements set forth in this Fourth Modification Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Investor hereby agree as follows:

1. Amendment to Purchase Agreement

1.1. Purchase Price. Pursuant to Section 1 of the Purchase Agreement titled “Certain Definitions,” the first sentence of the “Purchase Price” definition shall be amended to read: “shall mean the lowest traded price for the Ordinary Shares for the five (5) consecutive Business Days immediately prior to the Closing Date with respect to the Purchase Notice multiplied by 102%.”.

2. Amendment to Warrant Agreement

2.1. Exercise. Pursuant to Section 2 of the Warrant Agreement titled “Exercise,” and specifically Section 2(d) titled “Cashless Exercise,” the following sentence shall be added to the end thereof: “Notwithstanding the foregoing, the Investor shall have the right, at its sole discretion, to exercise up to $5,000,000 of the Warrant pursuant to a Cashless Exercise irrespective of a Registration Statement registering the Warrant Shares.”.

3. Other Provisions in Full Force. Except as specifically provided herein, the Agreements shall remain in full force and effect in accordance with the original terms and conditions which were amended in the Agreements.

4. Notices. Any notice required, permitted or contemplated hereunder shall be in accordance with the applicable “Notices” provision in the Purchase Agreement and Warrant Agreement.

5. Miscellaneous. This Fourth Modification Agreement sets forth the entire agreement of the parties with respect to the subject matter of this Fourth Modification Agreement and supersedes all previous understandings, written or oral, in respect of this Fourth Modification Agreement. This Fourth Modification Agreement may be signed by facsimile signatures or other electronic delivery of an image file reflecting the execution hereof, and if so signed, (a) may be relied on by each party as if the document were a manually signed original and (b) will be binding on each party for all purposes. This Fourth Modification Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Fourth Modification Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all which together shall constitute one and the same agreement. If any term of this Fourth Modification Agreement is found invalid by a court of competent jurisdiction, the invalid term will be considered excluded from this Fourth Modification Agreement and will not invalidate the remaining terms of this Fourth Modification Agreement. At no time shall the prior or subsequent course of conduct by Company or Investor directly or indirectly limit, impair, or otherwise adversely affect any of the parties’ rights or remedies in connection with this Fourth Modification Agreement or any of the documents, instruments and agreements executed in connection herewith, as Investor and Company agree that this Fourth Modification Agreement and the documents, instruments, and agreements executed in connection herewith shall only be amended by written instruments executed by Investor and Company. This Fourth Modification Agreement is made and entered into for the protection and benefit of Investor and Company and their permitted successors and assigns, and no other person, association, authority or entity shall be a direct or indirect beneficiary of or have any direct or indirect cause of action or claim in connection with this Fourth Modification Agreement.

IN WITNESS WHEREOF, Investor and Company have executed this Fourth Modification Agreement to be effective as of the Effective Date.

VCI GLOBAL LIMITED

By:	/s/ Victor Hoo
Dato’ Victor Hoo, Chief Executive Officer

Accepted as of the Effective Date.

ALUMNI CAPITAL LP

By:	/s/ Ashkan Mapar
Ashkan Mapar, General Partner

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